News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 29, 2023

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada… Seabridge Gold (the "Company") today provided the results of its annual general meeting of shareholders held on June 28, 2023. A total of 82,398,659 common shares were represented at the meeting, representing 54.6 % of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:

  Increase in the number of directors to eleven (98.2% votes for);
  Election of all of management's nominees to the board of directors of the Company;

Director	Votes For	Votes Against	Percentage For
Trace J. Arlaud	32,403,673	325,365	99.0%
Matthew Coon Come	32,433,895	295,143	99.1%
Rudi P. Fronk	32,446,606	282,432	99.1%
Eliseo Gonzalez-Urien	31,930,917	798,121	97.6%
Jay S. Layman	32,052,260	676,778	97.9%
Melanie R. Miller	31,312,051	1,416,987	95.7%
Clem A. Pelletier	32,134,310	594,728	98.2%
Julie Robertson	31,106,592	1,622,446	95.0%
John W. Sabine	32,308,530	420,508	98.7%
Gary A. Sugar	32,342,632	386,406	98.8%
Carol T. Willson	31,812,885	916,153	97.2%

  Appointment of KPMG LLP as auditor of the Company for the ensuing year (97.6% votes for);
  Authorization of the directors to fix the auditors remuneration (99.4% votes for);
  Amendment of By-Law Number 1 of the Company to eliminate the casting vote of the Chairman at directors' meetings (99.0% votes for);
  Approval, on an advisory basis, of the Corporation's approach on executive compensation (91.4%votes for).

A total of 12,266,554 shares were "non-votes" under U.S. proxy rules and were not cast with respect to the election of each of the directors, the approval of the amendment of By-Law Number 1 of the Company or the advisory vote on executive compensation.

Seabridge Chairman and CEO Rudi Fronk noted the departure of long-time board member Richard Kraus. Richard joined the Board in December 2013 and served as Chair of the Audit Committee since then. "I would like to recognize and thank Richard Kraus who has retired from our board. All of our stakeholders owe Richard a huge debt of gratitude for his support and dedication to the Company over the past 10+ years.

At the same time, we are delighted to have Julie Robertson and Matthew Coon Come join our Board. Julie brings extensive experience in various finance roles, including the development of capital projects finance framework. She's currently the Chief Financial Officer of Marathon Gold Corp and serves as chair of the audit and risk management committee of Quebec Precious Metals Corp. Matthew Coon Come is the former Grand Chief of the Grand Counsel of the Crees and the Cree Regional Authority and a former Chairperson of the Cree National Trust. He was a founding director of the First Nations Bank of Canada and was invested into the Order of Canada for his contribution to the nation."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com